UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 2)*

Hallador Petroleum Company
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

406092205
(CUSIP Number)

December 31, 2007
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           ☐  Rule 13d–1(b)

           ☒  Rule 13d–1(c)

            ☐  Rule 13d–1(d)

________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    406092205

1)            Name of Reporting Person  Lubar Equity Fund, LLC

2)            Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☐

3)            SEC Use Only

4)            Citizenship or Place of Organization  Wisconsin

Number of Shares                            5)            Sole Voting Power                                     1,493,018
Beneficially Owned
By Each Reporting                          6)            Shared Voting Power                                 0
Person With
7)            Sole Dispositive Power                             1,493,018

8)            Shared Dispositive Power                        0

9)           Aggregate Amount Beneficially Owned by Each ReportingPerson  1,493,018

10)         Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐

11)         Percent of Class Represented by Amount in Row 9  9.1%

12)         Type of Reporting Person (See Instructions)  PN

Item 1(a) Name of Issuer

Hallador Petroleum Company

Item 1(b) Address of Issuer's Principal Executive Offices.

1660 Lincoln Street, Suite 2700
Denver, CO 80264

Item 2(a) Name of Person Filing.

Lubar Equity Fund, LLC (formerly known as Aspen Private Fund, LLC)

Item 2(b) Address of Principal Business Office or, if None, Residence.

700 N. Water Street, Suite 1200
Milwaukee, WI 53202

Item 2(c) Citizenship.

Wisconsin

Item 2(d) Title of Class of Securities.

Common Stock, par value $0.01

Item 2(e) CUSIP Number.

406092205

Item 3.  Filing Status if Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c).

Not applicable.

Item 4.  Ownership.

(a)          Amount Beneficially Owned:  1,493,018

(b)          Percent of Class:  9.1% (based on 16,362,528 shares of Common Stock outstanding as of November 14, 2007, as disclosed by Hallador Petroleum Company in its Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2007)

(c)          Number of Shares as to Which Such Person Has:

    (i)            Sole Power to Vote or to Direct the Vote:  1,493,018

    (ii)           Shared Power to Vote or to Direct the Vote:  0

    (iii)          Sole Power to Dispose or Direct the Disposition of:  1,493,018

    (iv)          Shared Power to Dispose or Direct the Disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Lubar Equity Fund, LLC is managed by Lubar & Co., Incorporated whose Chairman and President are Sheldon B. Lubar and David J. Lubar, respectively.  No other person other than the Chairman and President of Lubar & Co., Incorporated has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

LUBAR EQUITY FUND, LLC
By Lubar & Co., Incorporated, Manager

By  /s/ David J. Lubar
  Name:  David J. Lubar
  Title:    President
  Date:    January 16, 2008